________________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ___________________

                                SCHEDULE 14D-9
                              ___________________

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934
                              ___________________

                           CABLE TV FUND 14-A, LTD.
                           (Name of Subject Company)

                           CABLE TV FUND 14-A, LTD.
                            JONES INTERCABLE, INC.
                     (Name of Person(s) Filing Statement)

                         LIMITED PARTNERSHIP INTERESTS
                        (Title of Class of Securities)

                                     NONE
                     (CUSIP Number of Class of Securities)


                              ELIZABETH M. STEELE
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            JONES INTERCABLE, INC.
                           9697 EAST MINERAL AVENUE
                          ENGLEWOOD, COLORADO  80112
                                (303) 792-3111
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)

________________________________________________________________________________
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ITEM 1. SECURITY AND SUBJECT COMPANY

     The subject company is Cable TV Fund 14-A, Ltd., a Colorado limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is c/o Jones Intercable, Inc., 9697 East Mineral Avenue, Englewood, Colorado 80112. The general partner of the Partnership is Jones Intercable, Inc. (the "General Partner"). The title of the class of equity securities to which this Statement relates is the limited partnership interests of the Partnership (the "Interests").


ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the offer (the "Offer") by Madison Liquidity Investors 104, LLC, a Delaware limited liability company ("Madison"), to purchase for cash up to 15,840 of the Interests, representing approximately 9.9% of the Interests outstanding, at a purchase price of $230 per Interest (less the $50 transfer fee and the amount of any distributions paid with respect to the Interests between the date of Madison's Offer and the expiration date of the Offer)(the "Offer Price"), as disclosed in the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") dated October 30, 1998 filed by Madison with the Securities and Exchange Commission and mailed to the limited partners. According to the Schedule 14D-1, Madison's principal business address is P.O. Box 7461, Incline Village, Nevada 89452.


ITEM 3. IDENTITY AND BACKGROUND

     (a) This Statement is being filed by the Partnership and by the General Partner. The name and business address of the Partnership is set forth in Item 1 above. The address of the General Partner is 9697 East Mineral Avenue, Englewood, Colorado 80112.

     (b)(1) Pursuant to the Partnership's limited partnership agreement (the "Partnership Agreement"), which is filed as Exhibit (c)(1) hereto, the General Partner is the sole general partner of the Partnership. The General Partner has responsibility for all aspects of the Partnership's operations. The Partnership itself has no officers, directors or employees. Of the 160,000 Interests outstanding, the General Partner owns 240 Interests, or less than 1% of the

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outstanding Interests.  The officers and directors of the General Partner do not own any Interests.

     The Partnership Agreement contains the terms and conditions of the financial arrangements between the General Partner, on the one hand, and the Partnership and its limited partners, on the other. For example, the Partnership Agreement provides that 1% of every item of Partnership income, loss, deduction and credit shall be allocated to the General Partner, and the General Partner will be entitled to 25% of the net proceeds from the sales of Partnership-owned cable television systems after the limited partners receive a return of 125% of their initial capital contributions. The General Partner also receives a management fee and reimbursement of its expenses from the Partnership. In addition, certain affiliates of the General Partner currently receive, have received or in the future are entitled to receive fees from the Partnership for programming, brokerage and other services provided to the Partnership. Except as described herein and in the Partnership Agreement, which is filed as Exhibit
(c)(1) hereto, and in Item 13. Certain Relationships and Related Transactions of the Partnership's Annual Report on SEC Form 10-K for the fiscal year ended December 31, 1997, which is filed as Exhibit (c)(2) hereto, to the best knowledge of the Partnership and the General Partner, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership and its limited partners, on the one hand, and the General Partner or the directors and executive officers of the General Partner or affiliates thereof, on the other hand. And, except as described herein, to the best knowledge of the Partnership and the General Partner, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership and its limited partners, on the one hand, and the General Partner or the directors and executive officers of the General Partner or affiliates thereof, on the other hand, with respect to the Offer.

     (b)(2) Except for the letter agreement dated October 8, 1997 by and among the General Partner, the Partnership and an affiliate of Madison, which is described below and is filed as Exhibit (c)(3) hereto, relating to a prior unregistered tender offer for Interests by affiliates of Madison, to the best knowledge of the Partnership and the General Partner, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or the General Partner or the directors and executive officers of the General Partner or affiliates thereof, on the one hand, and Madison or its executive officers, directors or affiliates, on the other hand.

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     During the past several years, affiliates of Madison known variously as
Madison Partnership Liquidity Investors 46, LLC, ISA Partnership Liquidity Investors, LLC, Madison/AG Partnership Value Partners II and Cobble Hill Investments, L.P. have acquired Interests through unregistered tender offers for Interests in the Partnership and through purchases of Interests on the very limited secondary market for limited partnership interests. As of October 30, 1998, these affiliates of Madison owned a total of approximately 7,921 Interests, or approximately 4.95% of the outstanding Interests.

     Pursuant to the terms of a letter agreement dated October 8, 1997 among the Partnership, the General Partner and the affiliate of Madison known as Madison/AG Partnership Value Partners II, Madison and its affiliates received a list of the names and addresses of the limited partners of the Partnership for their use in conducting unregistered tender offers for Interests in the Partnership. In return for the list, which Madison recently returned to the Partnership, Madison and its affiliates agreed to the following terms and conditions:

     (1) Madison and its affiliates agreed to treat the partnership list as confidential and proprietary information of the Partnership and the General Partner;

     (2) Madison and its affiliates agreed that the list of limited partners obtained by them pursuant to the letter agreement would be used solely for the purpose of contacting limited partners of the Partnership to inquire as to whether they wished to sell their Interests in the Partnership to Madison or one of its affiliates and for no other purpose;

     (3) Madison and its affiliates agreed to safeguard the list and to treat it as confidential information;

     (4) Madison and its affiliates represented that all of the Interests of the Partnership acquired by them would be acquired for investment purposes only and not with an intention to resell the Interests;

     (5) Madison and its affiliates agreed that on any proposal or issue submitted to a vote of the limited partners of the Partnership, Madison and its affiliates would vote all of their Interests in the Partnership in the same manner as the majority of all other limited partners who vote on any such proposal or issue;

     (6) Madison and its affiliates represented that, for the 12-month period commencing on October 8, 1997, Madison and its affiliates would not acquire,

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attempt to acquire or make a proposal to acquire, directly or indirectly, more than a 5% interest in the Partnership;

     (7) Madison and its affiliates agreed to limit their purchases of Interests in any tax year of the Partnership so as not to cause the Partnership to be treated as a publicly traded partnership within the meaning of Section 7704 of the Internal Revenue Code and Madison and its affiliates agreed that they would not ask the General Partner to approve any transfers of Interests in the Partnership in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Interests in the Partnership to exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of Internal Revenue Service Notice 88-75;

     (8) Madison and its affiliates agreed that the price offered by them for Interests in the Partnership pursuant to their unregistered tender offers would be no less than $280 per Interest;

     (9) Madison and its affiliates agreed to submit any communication that they intended to send to the limited partners of the Partnership in connection with their unregistered tender offers to the General Partner prior to use;

     (10) Madison and its affiliates agreed to make clear in their communications to the limited partners that they were not affiliated with the Partnership or with the General Partner;

     (11) Madison and its affiliates agreed to pay costs incurred by the Partnership in connection with the production of the partnership list and the processing of transfers related to these unregistered tender offers including, without limitation, all printing, mailing, and other administrative expenses incurred by the Partnership in connection with such registered tender offers to the extent that such costs were not covered by the transfer fees paid by Madison and its affiliates in connection with its unregistered tender offers for Interests and in an amount not to exceed $5,000;

     (12) Madison and its affiliates agreed to use transfer of interest forms that conformed to the transfer of interest processes approved for use by the General Partner, including, without limitation, the requirements for medallion guaranteed signatures for transferors and transferees; and

     (13) Madison and its affiliates agreed that they would return the list of limited partners of the Partnership to the General Partner (without making any

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copies thereof) within ten business days of the completion of their unregistered tender offers.

   Madison and its affiliates conducted an unregistered tender offer for Interests at a price of $305 per Interest.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

   (a) This Statement relates to the recommendation by the General Partner and the Partnership with respect to the Offer. A letter to the limited partners of the Partnership communicating the views of the General Partner and of the Partnership with respect to the Offer is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

   For the reasons set forth below, the Partnership and the General Partner are remaining neutral and are making no recommendation as to whether limited partners should tender their Interests in response to the Offer. In considering whether to tender their Interests, the Partnership and the General Partner believe that limited partners should carefully consider all of the surrounding facts and circumstances and should review all available information including, among other things, the information contained in the Partnership's most recent quarterly report on SEC Form 10-Q for the quarter ended September 30, 1998 as well as the considerations noted below.

   For those limited partners who have no current need for liquidity and expect to retain their Interests in the Partnership through an anticipated orderly liquidation of the Partnership by the end of 1999, the Offer may be inadequate and not in their best interests. For those limited partners who have an immediate need for liquidity or who conclude that the risks of a longer holding period are significant, however, the Offer may indeed be adequate and in their best interests.

   (b) The reasons for the neutral position taken by the Partnership and the General Partner are as follows:

 .  ALL OF THE PARTNERSHIP'S CABLE TELEVISION SYSTEMS ARE IN VARIOUS STAGES OF
   BEING SOLD. In November 1998, the Partnership entered into an agreement to sell its Buffalo System to an unaffiliated party for a sales price of $27,000,000. In August 1998, the Partnership entered into an agreement to sell its Naperville System to an unaffiliated party for a sales price of $23,000,000. In June 1998, the Partnership entered into an agreement to

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sell its Calvert County System to an affiliate of the General Partner for a sales price of $39,388,667. The General Partner currently estimates that the closings of the sales of the Partnership's three remaining cable television systems will occur during the first quarter of 199. Because the closings of the sales are conditioned upon, among other things, the approval of the limited partners of the Partnership and the receipt of material third party consents necessary for the transfer of these systems to their respective buyers, there can be no assurance that the proposed sales will occur or that they will occur by the end of the first quarter of 1999.

 .  THE GENERAL PARTNER CURRENTLY ESTIMATES THAT THE AGGREGATE CASH DISTRIBUTIONS
   TO LIMITED PARTNERS FROM THE NET PROCEEDS OF THE PENDING SYSTEM SALES WILL BE AT LEAST $350 PER INTEREST, AN AMOUNT SUBSTANTIALLY IN EXCESS OF THE PURCHASE PRICE CONTAINED IN THE OFFER. The foregoing estimate reflects the expected gross proceeds from the sales reduced by repayment of Partnership debts, the payment of brokerage fees, the settlement of working capital adjustments and the deposit of portions of the sale proceeds into indemnity escrow accounts. Relative to the estimated $350 per Interest in cash distributions from the pending sales, the Offer Price ($230 per Interest, less the $50 transfer fee and the amount of any distributions paid with respect to the Interests between the date of Madison's Offer and the expiration date of the Offer) is rather low. There can be no assurance, however, that the aggregate cash distributions to limited partners from the net proceeds of the pending system sales will be equal to the General Partner's current estimate because a variety of factors including, among other things, unanticipated downward closing adjustments to the sales prices under the terms of the various sale agreements could result in a smaller amount of net sale proceeds available for distribution to the limited partners by the Partnership. If the cash distributions ultimately made to the limited partners are materially less than currently estimated, the Offer Price may in hindsight seem to be fair and adequate.

 .  THE GENERAL PARTNER CURRENTLY ANTICIPATES THAT DISTRIBUTIONS OF THE NET SALE
   PROCEEDS FROM THE THREE PENDING SYSTEM SALES (EXCLUDING ESCROWED PROCEEDS) WILL BE MADE BY THE END OF THE FIRST QUARTER OF 1999. The General Partner currently anticipates that the closings of the pending sales will occur during the first quarter of 1999 and the General Partner will distribute the net sale proceeds as quickly as events allow thereafter. Pending distribution to the limited partners, the net proceeds from the sales will be held

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   by the Partnership in short-term, interest-bearing liquid investments, and distributions paid to limited partners will include interest earned on such funds. The General Partner currently estimates that distributions of the net sale proceeds from the three pending system sales (excluding escrowed proceeds) will be made by the end of the first quarter of 1999. It is expected that any remaining escrowed proceeds will be distributed by the end of 1999. There can be no assurance, however, that the net sale proceeds from the three pending system sales (excluding escrowed proceeds) will be made by the end of the first quarter of 1999 because there can be no assurance that the pending sales will close by such date. In addition, because the escrowed proceeds from the sales of the Naperville System and the Buffalo System will be subject to potential claims by the respective purchasers of those system, there can be no assurance that there will be a further distribution of all or any portion of the sale proceeds to be placed in escrow.

 .  LIMITED PARTNERS WHO SELL ANY INTEREST TO MADISON PURSUANT TO THE OFFER WILL
   NOT RECEIVE ANY DISTRIBUTIONS TO BE MADE BY THE PARTNERSHIP WITH RESPECT TO THAT INTEREST ONCE THAT INTEREST IS TRANSFERRED TO MADISON, INCLUDING DISTRIBUTIONS OF THE NET PROCEEDS FROM THE SALES OF THE BUFFALO SYSTEM, THE CALVERT COUNTY SYSTEM AND THE NAPERVILLE SYSTEM. All distributions of net sale proceeds will be made to the limited partners of record as of the closing dates of the pending sales, all of which are expected to occur in the first quarter of 1999 and after the announced expiration date of the Offer.

 .  AS SET FORTH IN MADISON'S MATERIALS MAILED TO THE LIMITED PARTNERS, MADISON
   IS MAKING THE OFFER FOR INVESTMENT PURPOSES AND WITH THE INTENTION OF MAKING A PROFIT FROM THE OWNERSHIP OF THE INTERESTS. In establishing the purchase price of $230 per Interest (less the $50 transfer fee and the amount of any distributions paid with respect to the Interests between the date of Madison's Offer and the expiration date of the Offer), Madison was motivated to establish the lowest price that might be acceptable to limited partners consistent with Madison's objectives.

 .  BECAUSE OF THE LIMITED NUMBER OF INTERESTS THAT CAN BE TRANSFERRED DURING THE
   REMAINDER OF 1998, IT IS PROBABLE THAT ALL OR A SIGNIFICANT PORTION OF THE INTERESTS TENDERED TO MADISON PURSUANT TO THE OFFER WILL NOT BE

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   TRANSFERRED DURING 1998. As more fully described under Item 8 below, the
   General Partner will not approve transfers of Interests in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Interests in the Partnership to exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of the Internal Revenue Service Notice 88-75. As of the date of this Statement, transfers of 6,602 Interests already have been processed during the 1998 tax year of the Partnership and, accordingly, only 1,398 Interests remain available for transfer during the remainder of this 1998 tax year. The General Partner does anticipate that additional transfers of Interests may be effected in the new tax year of 1999. The General Partner's policy of limiting transfers to the 5% IRS safe harbor may have the effect of limiting the number of Interests that can be transferred pursuant to the Offer. Limited partners who are motivated to tender their Interests to Madison pursuant to the Offer primarily in order to make 1998 the final year for which they receive a K-1 Tax Form from the Partnership should not assume that the transfer of their Interests will be effectuated by the General Partner in 1998. Limited partners whose Interests are transferred to Madison in 1999 will be considered limited partners of the Partnership during 1999 and thus they will receive K-1s for the 1999 tax year in early 2000. It is currently anticipated the Partnership will be liquidated and dissolved before the end of 1999 and that 1999 thus will be the final year for which all limited partners of the Partnership will receive K-1s.

 .  LIMITED PARTNERS WHO FULLY LIQUIDATE THEIR INTERESTS PURSUANT TO A SALE OF
   THEIR INTERESTS TO MADISON PURSUANT TO THE OFFER WILL HAVE THE OPPORTUNITY TO LIQUIDATE THEIR INVESTMENT IN THE PARTNERSHIP WITHOUT THE USUAL TRANSACTION COSTS ASSOCIATED WITH SECONDARY MARKET SALES, THEY WILL GAIN LIQUIDITY AND THEY MAY BE ABLE TO REDUCE THEIR TAX PREPARATION FEES AND, IF THEIR INTERESTS ARE HELD IN AN INVESTMENT RETIREMENT ACCOUNT OR SIMILAR DEFERRED COMPENSATION PLAN, THEY MAY BE ABLE TO REDUCE THEIR CUSTODIAL FEES. The General Partner is aware that many limited partners incur substantial tax preparation and custodial fees that, in some cases, may exceed the difference in value between a $350 per Interest distribution and a $230 per Interest sale to Madison. For such limited partners, a sale of all of their Interests to Madison pursuant to the Offer may be advantageous, but each limited partner should consult their own financial and tax advisors with respect to these matters.

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 .  LIMITED PARTNERS MAY BE ABLE TO SELL THEIR INTERESTS FOR A HIGHER PRICE THAN
   THE PRICE OFFERED BY MADISON. The General Partner recommends that limited partners who seek liquidity but who do not wish to sell their Interests for cash pursuant to the Offer make their own inquiry as to alternative transactions that may be available, including, among others, the limited secondary market for trading limited partnership interests, any pending tender offer and any other offer that may be announced prior to the expiration of the Offer. For example, the General Partner is aware that Smithtown Bay, LLC, another limited partner of the Partnership that together with its affiliates currently own approximately 962 Interests, or approximately 0.6% of the outstanding Interests, is currently conducting an unregistered tender offer for Interests at a purchase price of $265 per Interest (less the $50 transfer fee), all as more specifically detailed in Smithtown Bay's materials dated November 6, 1998 mailed to the limited partners.

 .  MADISON MAY NOT PURCHASE ALL OF THE INTERESTS TENDERED AND MAY VOTE ITS
   INTERESTS IN A MANNER ADVERSE TO OTHER LIMITED PARTNERS. Limited partners should be aware that, because the Offer seeks to purchase only up to 15,840, and not all, of the Interests, if any limited partner tenders Interests in the Offer, Madison may purchase less than all of the Interests tendered by each limited partner. See "Section 4. Proration." in Madison's Schedule 14D-1 dated October 30, 1998. Accordingly, each limited partner who tenders Interests may continue to hold Interests in the Partnership at a time when Madison may hold a significant number of Interests and may seek to vote those Interests in a manner adverse to other limited partners. Limited partners should be aware that Madison may take the position that its agreement (described under Item 3(b)(2) above) to vote its Interests in the same manner as a majority of all other limited partners does not apply to Interests acquired pursuant to the Offer, although the General Partner would take the position that the commitment made by an affiliate of Madison to vote with the majority of all limited partners would apply to all Interests owned by Madison and its affiliates however acquired by them. The Partnership is currently conducting a vote of the limited partners of record as of October 15, 1998 on the sale of the Naperville System and the General Partner expects to conduct a vote of the limited partners of the Partnership on the sales of the Calvert County System and the Buffalo System in the near future, most likely in the first quarter of 1999. Although the General Partner has no reason to believe that Madison will not vote those Interests acquired by it pursuant to the Offer in favor of the sales of the Calvert County System and the Buffalo System, there can be no assurance that it will do so.

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      THE GENERAL PARTNER URGES ALL LIMITED PARTNERS TO CAREFULLY CONSIDER ALL
OF THE INFORMATION CONTAINED HEREIN AND TO CONSULT WITH THEIR OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE DECIDING TO TENDER INTERESTS. IN PARTICULAR, THE GENERAL PARTNER HAS NOT TAKEN INTO ACCOUNT THE TAX CONSEQUENCES TO INDIVIDUAL LIMITED PARTNERS AS A RESULT OF EITHER (A) THE PENDING SALES AND THE DISSOLUTION OF THE PARTNERSHIP OR (B) ACCEPTING OR REJECTING THE OFFER, AND THOSE TAX CONSEQUENCES COULD VARY SIGNIFICANTLY FOR EACH LIMITED PARTNER BASED ON SUCH LIMITED PARTNER'S UNIQUE TAX SITUATION OR OTHER CIRCUMSTANCES.

      NO INDEPENDENT PERSON HAS BEEN RETAINED TO EVALUATE OR RENDER ANY OPINION WITH RESPECT TO THE FAIRNESS OF THE OFFER PRICE.

ITEM 5. PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED

      Neither the Partnership nor the General Partner, nor any person acting on their behalf, intends to employ, retain or compensate any other person to make solicitations or recommendations to the limited partners of the Partnership in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

      (a) To the best knowledge of the Partnership and the General Partner, no transactions in the Interests have been effected during the past 60 days by the Partnership, by the General Partner, or by any affiliates or subsidiaries of such persons (including any executive officer or director of the General Partner).

      (b) To the best knowledge of the Partnership and the General Partner, the officers and directors of the General Partner do not own any Interests. The General Partner owns 240 Interests. The General Partner does not presently intend to tender to Madison any of its Interests.

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ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   (a) The Partnership is not engaged in any negotiations in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

   As disclosed under Item 4 above, the Partnership is currently in the process of selling all of its cable television systems. The Partnership intends to wind up its affairs and dissolve in late 1999 or early 2000 following the termination of indemnity escrow periods related to the pending sales. The agreements for the sales of the Partnership's cable television systems described in Item 4 above were entered into (and the Partnership's plans for dissolution were formulated) prior to Madison's Offer and were not entered into (or formulated) in response to the Offer.

   (b) There are no transactions, board or partnership resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of: (1) an extraordinary transaction, such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership. As indicated under Item 7(a) and described under Item 4 above, however, the Partnership, prior to the Offer, had entered into agreements for the sales of all of its cable television systems and had formulated the intention to wind up its affairs and dissolve after consummation of the sales and termination of the indemnity escrow periods related thereto. The sales of the Partnership's assets are expected to be consummated during the first quarter of 1999 and it is anticipated that the Partnership will be liquidated and dissolved in late 1999 or early 2000.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

   Limited partners are advised that all transfers of Interests of the Partnership are subject to the General Partner's consent once all necessary transfer documents are received, reviewed and approved by the General Partner. The General Partner will not approve transfers of Interests in the Partnership unless the proper transfer documents are completed in full and unless both the transferor and the transferee execute the documents with signatures medallion guaranteed. A $50 per transfer fee also must be paid before the General Partner will consent to a transfer of Interests. Even if all documentation is properly completed and the fee is paid, the General Partner retains the right not to consent to any transfer of Interests in its sole discretion.

   The Partnership currently is treated as a partnership for Federal income tax purposes, and the General Partner has a fiduciary duty to all limited partners to take all action necessary to preserve this tax treatment. The General Partner will take no action that could cause the Partnership to be treated as an association taxable as a corporation and not as a partnership for Federal income tax purposes. It is therefore the policy of the General Partner that it will not approve any transfers of Interests in the Partnership in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Interests in the Partnership to exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of the Internal Revenue Service Notice 88-75. The General Partner believes that this policy serves the best interests of the Partnership and of its limited partners and it will not be waived for any reason. The General Partner has informed Madison of this policy and, pursuant to the October 8, 1997 letter agreement described under Item 3(b)(2) above, Madison has agreed that it will not ask the General Partner to approve any transfers of Interests in the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Interests in the Partnership to exceed the 5% safe harbor. The General Partner believes, and it has informed Madison of its belief, that this commitment of Madison relates to transfer requests arising from the Offer.

   Section 3.5(a) of the Partnership Agreement sets forth the conditions for the transfer of Interests. Among other provisions, Section 3.5(a) of the Partnership Agreement provides that Interests "may be assigned only with the consent of the General Partner in its sole discretion." From the outset of the Partnership, the General Partner has refused to consent to any transfer if, in the sole discretion and judgment of the General Partner, the transfer would be transacted on, or treated as transacted on, a secondary market or the substantial equivalent thereof or would cause the aggregate transfers to exceed permissible safe harbor limits on the trading of interests under administrative interpretations under Section 7704 of the Code. The provisions of the Partnership Agreement together with advice the General Partner and the Partnership have received from its outside tax consultants at Arthur Andersen LLP, form the basis for the General

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Partner's policy to deny transfers of Interests if such transfers would exceed the 5% IRS safe harbor.

   This policy of limiting transfers to the 5% IRS safe harbor may have the effect of limiting the number of Interests that can be transferred pursuant to the Offer. As of the date of this Statement, transfers of 6,602 Interests already have been processed during the 1998 tax year of the Partnership and, accordingly, only 1,398 Interests remain available for transfer during the remainder of this 1998 tax year. The General Partner anticipates that additional transfers of Interests may be effected in the new tax year of 1999.

   Throughout the term of the Partnership, all distributions to limited partners of the Partnership from the net proceeds of the sales of the Partnership's cable television systems have been made to the Partnership's limited partners of record as of the closing dates of the sales of the systems. Likewise, all distributions to limited partners of the Partnership from the net proceeds of the sales of the Buffalo System, the Calvert County System and the Naperville System will be made to the Partnership's limited partners of record as of the closing dates of the sales of these systems. Limited partners who tender their Interests to Madison pursuant to the Offer prior to the record date for sale distributions will not receive distributions from such sales.

   In addition, limited partners are advised that because transferees of Interests following the closing date of the sale of the final cable television system owned by the Partnership would not be entitled to any distributions from the Partnership, transfers of Interests following the closing date of the sale of the final system held by the Partnership would have no economic value. The General Partner therefore has determined that, pursuant to the authority granted to it by Section 3.5(a)(1) of the Partnership Agreement, it will not approve any transfers of Interests following the closing of the sale of the Partnership's last cable television system. Transfers of Interests pursuant to registered or unregistered tender offers, in the secondary market or otherwise will therefore not be possible following the closing the sale of the Partnership's last cable television system, which is expected to occur before the end of the first quarter of 1999.

   Secondary market sales activity for the Interests, including privately negotiated sales, has been limited and sporadic. The Partnership's Annual Report on SEC Form 10-K for the fiscal year ended December 31, 1997 states that "there is no public market for the limited partnership interests and it is not expected that a market will develop in the future." Privately negotiated sales and sales through intermediaries (e.g., through the matching services for buyers and sellers of partnership interests operated by certain firms unaffiliated with the General Partner and the Partnership) currently are the primary means available to a limited partner to liquidate an investment in the Interests (other than tender offers to purchase, including the Offer) because the Interests are not listed or traded on any exchange or quoted on any NASDAQ list or system. Because there has never been an established trading market for the Interests, the General Partner and the Partnership do not have access to any reliable, official information about the historical or current market prices for the Interests in the very limited secondary market where the Interests from time to time have been sold. The General Partner believes that the secondary market deeply discounts the underlying value of the Interests due to their highly illiquid nature. Therefore, even if trading information were available, the historical or current market prices for the Interests would not necessarily be indicative of the value of the Interests and/or the Partnership's cable television system assets.

   During the past several years, however, several limited partners of the Partnership who are not in any other way affiliated with the Partnership or the General Partner conducted unregistered tender offers for interests in the Partnership at prices ranging from $160 per Interest to $305 per Interest. Madison and/or an affiliate conducted an unregistered tender offer for Interests at a price of $305 per Interest pursuant to which Madison and its affiliates acquired approximately 7,838 Interests, approximately 4.95% of the outstanding Interests.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number                  Description
--------------                  -----------
(a)(1) Letter dated November 13, 1998, from the Partnership and Jones Intercable, Inc. to the limited partners of Cable TV Fund 14-A, Ltd.

(c)(1) Limited Partnership Agreement of Cable TV Fund 14-A, Ltd. made and entered into as of February 4, 1987, by and between Jones Intercable, Inc., a Colorado corporation, as general partner and the limited partners (previously filed with the Securities and Exchange Commission as Exhibit 3 to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1987 (File No. 0-15378) filed in March 1988 and hereby incorporated herein by reference).

(c)(2) Item 13. Certain Relationships and Related Transactions on pages 53 and 54 of the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (previously filed with the Securities and Exchange Commission (File No. 0-15378) in March 1998 and hereby incorporated herein by reference).

(c)(3) Letter Agreement dated October 8, 1997 by and among Jones Intercable, Inc., Cable TV Fund 14-A, Ltd. and Madison/AG Partnership Value Partners II relating to prior unregistered tender offers for Interests by affiliates of Madison.

  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


                                  CABLE TV FUND 14-A, LTD.,
                                        a Colorado limited partnership


                                  By:  Jones Intercable, Inc.,
                                        its general partner, a Colorado
                                        corporation


                                         By: /s/ James B. O'Brien
                                             ----------------------------------
                                                 James B. O'Brien
                                                 President


                                  JONES INTERCABLE, INC., a
                                         Colorado corporation

                                  By: /s/ Kevin P. Coyle
                                     ------------------------------------------
                                          Kevin P. Coyle
                                          Group Vice President/Finance

Dated:  November 13, 1998